UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

 Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor B1, Tower D

No 2 Guang Hua Road

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

Ucommune Announces Changes in Management

Ms. Xin Guan has tendered her resignation as the chief executive officer and chief operating officer of Ucommune International Ltd (“Ucommune” or the “Company”) for personal reasons not resulting from any disagreement with the Company, its management, board of directors (the “Board”) or any committee of the Board, on any matter relating to the Company’s operations, policies or practice. The Board has accepted Ms. Guan’s resignation on November 16, 2023 and appointed her as the general manager of new business development group of the Company, effective from the same date.

The Board has appointed Mr. Zirui Wang as the chief executive officer of the Company in concurrent with his position as the Company’s chief risk officer, effective from November 16, 2023. The Board has also appointed Mr. Xiaodong Li, who currently serves as the general manager of Shanghai Region of the Company, as its chief operating officer, effective from the same date. Biographical information relating to Mr. Xiaodong Li is set out as follows.

Mr. Xiaodong Li has served in multiple positions at Ucommune since 2016, including the director of Central China region and the general manager of Shanghai region. Mr. Li has extensive experience of approximately 20 years in chain business operation and management. Prior to joining us, Mr. Li served as an operations director at Wuhan TSS Catering Management Co., Ltd. from 2013 to 2016. From 2008 to 2013, Mr. Li served as an operations director at Wuhan Sanming Food Co., Ltd. From 2004 to 2008, Mr. Li served in various positions including a director of regional operations at Huapu Supermarket (Hebei) Co., Ltd. From 1998 to 2004, Mr. Li served as a business representative at Clipsal (Australia) Electric’s Central China office. Mr. Li graduated from Wuhan University of Technology with the major of architecture in 1998.

Since the pandemic, the Company has been monitoring industry trends closely and exploring development paths actively to enhance its competitive strengths. This management adjustment reflects the Company’s mindset of valuing both risk control and business growth.

Mr. Zirui Wang has served as the chief risk officer of the Company since 2021, with an in-depth understanding of the Company’s business operations in various regions across China, and extensive experience in risk assessment and management. Mr. Xiaodong Li has served as a key regional leader of the Company for several regions across China since 2016 with rich frontline operation and management experience. Several projects in Mr. Li’s charge have yield outstanding financial results. Ms. Xin Guan has extensive experience in new business development and has facilitated several significant cooperations between the Company and its business partners, developing new business lines and enriching the business model of the Company.

Dr. Daqing Mao, founder and chairman of Ucommune, commented, “This management adjustment is part of the Company’s strategic upgrade, which reflects the Company’s determination to achieve growth in a stable manner. Under the leadership of the new management, the Company will value cost-effectiveness and focus on developing and landing new projects while ensuring the quality of mature projects.”

Safe Harbor Statements

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s co-working office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s co-working office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: November 17, 2023

[Signature Page to Form 6-K]

2